Zhong Yang Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

April 13, 2022

Via Edgar

Mr. David Gessert

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Zhong Yang Financial Group Limited Amendment No. 5 to Registration Statement on Form F-1 Filed January 28, 2022 File No. 333-259441

Dear Mr. Gessert,

This letter is in response to the letter dated April 6, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhong Yang Financial Group Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 5 to Form F-1

Cover Page

1. Refer to your response to comment 1. Please summarize here your cash management policies as they relate to how cash is transferred through your organization and provide a cross reference to a more detailed description of these policies in Prospectus Summary. Please make corresponding revisions elsewhere in your prospectus as necessary.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will provide fundings to the subsidiaries through loans or capital contributions. We added such disclosure under “Transfers of Cash between Our Company and Our Subsidiaries” on page 6, as well as a summary on the cover page of the Amendment.

Prospectus Summary, page 1

2. Please summarize the disclosure of enforcement of civil liabilities in Prospectus Summary and include a related summary risk factor. Please also revise the first risk factor on page 21 to separately describe the specific risks of enforceability of foreign judgments in Hong Kong and to discuss Cayman Islands and Hong Kong counsels’ respective determinations. Additionally, relocate the Enforcement of Civil Liabilities section to an earlier location in the prospectus.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added the subsection “Enforceability of Civil Liabilities” under “Prospectus Summary” on page 7, revised the risk factor “Certain judgments obtained against us by our shareholders may not be enforceable” on page 22 to include the specific risks of enforceability of foreign judgement in Hong Kong and Cayman Islands, and moved the “Enforceability of Civil Liabilities” section to page 41 of the Amendment.

3. Refer to your response to comment 2. Please disclose how you determined that permissions related to the CAC and the CSRC’s Overseas Listing Regulations were not required. If you relied on the advice of counsel in making this determination, identify counsel and file its consent. If you did not consult counsel in making these determinations, explain why you did not obtain the advice of counsel; if true, disclose that your determination is based on a risk-based analysis; and include related risk factor disclosure. Additionally, please update your disclosure related to Recent Regulatory Development in the PRC beginning on page 9, and elsewhere, as necessary.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have engaged Guangdong Wesley Law Firm as counsel to advise us with certain legal matters regarding PRC laws and regulations. We have revised our disclosure to state that our conclusion that permissions related to the CAC and the CSRC’s Overseas Listing Regulations were not required was advised by Guangdong Wesley Law Firm under “Recent Regulatory Development in the PRC” starting on page 10, and the risk factor “We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” starting on page 17 of the Amendment. A consent of Guangdong Wesley Law Firm was filed as exhibit 23.8.

Risk Factor Summary, page 7

4. For each summary risk factor you disclose, please include a cross-reference to the more detailed discussion of the risk in your Risk Factors section.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added cross-reference to the more detailed discussion at the end of each risk in the “Risk Factor Summary” starting on page 8 of the Amendment.

5. Please add a summary risk factor discussing any restrictions or limitations on your ability to transfer funds out of Hong Kong. Your disclosure should address the risk that the PRC government may intervene or impose restrictions on your ability to move money out of the PRC and/or Hong Kong to distribute earnings and pay dividends to your subsidiaries, the parent or to reinvest in your business outside of the PRC and Hong Kong.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiaries in Hong Kong. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. We revised the first bullet point under “Risk Factor Summary – Risks Relating to Doing Business in the Jurisdiction in which the Operating Subsidiaries Operates” and the risk factor “Substantially all of the Operating Subsidiaries’ operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 16 of the Amendment.

We hope this response has addressed all the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer and Director